Exhibit 99.(h)(6)

MID CAP II FUND

FEE WAIVER/EXPENSE REIMBURSEMENT AGREEMENT

This Agreement, dated as of March 30, 2013, is by and between Sentinel Asset Management, Inc., a Vermont corporation, located at One National Life Drive, Montpelier, VT 05604 (“Sentinel”) and Sentinel Group Funds, Inc., a Maryland corporation (the “Corporation”), located at One National Life Drive, Montpelier, VT 05604, on behalf of the Sentinel Mid Cap II Fund (the “Fund”), a series of the Corporation.

WHEREAS, Sentinel has agreed to waive fees and/or reimburse certain expenses of the Fund for a limited period of time.

NOW THEREFORE, for good and valuable consideration, Sentinel and the Corporation, on behalf of the Fund, agree as follows:

1.                                       Sentinel shall waive fees and/or reimburse covered expenses of the Fund to the extent necessary to prevent the total operating expense ratio for the Fund’s Class A shares, on an annualized basis, from exceeding the total operating expense ratio of the Class A shares of the Sentinel Mid Cap Fund.

2.                                       This Agreement shall terminate on the earlier of the date on which the Fund is terminated as a series of the Corporation through merger or liquidation or otherwise, or March 31, 2014.  In addition, this Agreement may be terminated at any time upon 90 days’ notice by a majority of the non-interested directors of the Fund.

The parties have executed this Agreement effective as of the date first set forth above.

SENTINEL GROUP FUNDS, INC., on behalf of the Sentinel Mid Cap II Fund

/s/ Christian W. Thwaites
Christian W. Thwaites
President and Chief Executive Officer

SENTINEL ASSET MANAGEMENT, INC.

/s/ Christian W. Thwaites
Christian W. Thwaites
President and Chief Executive Officer